SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                      )

Table of contents

-	Press release on Eni’s first quarter 2019 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 26, 2019

Rome April 24, 2019	Sede legale, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Eni: first quarter 2019 results

Key operating and financial results[1]

IVQ			IQ
2018			2019	2018	% Ch.
67.76	Brent dated	$/bbl	63.20	66.76	(5)
1.141	Average EUR/USD exchange rate		1.136	1.229	(8)
59.37	Brent dated	€/bbl	55.65	54.32	2
1,872	Hydrocarbon production	kboe/d	1,832	1,867	(2)
2,992	Adjusted operating profit (loss) (a)	€ million	2,354	2,380	(1)
2,928	of which: E&P		2,308	2,085	11
42	G&P		372	322	16
143	R&M and Chemicals		(55)	77	..
1,450	Adjusted net profit (loss) (a)(b)		992	978	1
0.40	- per share (€)		0.28	0.27
399	Net profit (loss) (b)		1,092	946	15
0.11	- per share (€)		0.30	0.26
3,277	Net cash from operations at replacement cost (c)		3,415	3,166	8
4,325	Net cash from operations		2,097	2,187	(4)
2,424	Net capital expenditure (d)(e)		1,847	1,776	4
8,289	Net borrowings before lease liability ex IFRS 16		8,678	11,278	(23)
8,289	Net borrowings after lease liability ex IFRS 16		14,496	11,278	29
51,073	Shareholders' equity including non-controlling interest		52,776	48,232	9
0.16	Leverage before lease liability ex IFRS 16		0.16	0.23	(30)
n.a.	Leverage after lease liability ex IFRS 16		0.27	n.a.	..

(a) Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 17.

(b) Attributable to Eni's shareholders.

(c) Non-GAAP measure. Net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses.

(d) Include capital contribution to equity accounted entities.

(e) Net of expenditures relating to reserves acquisition, purchase of minority interests and other non-organic items.

Today, Eni’s Board of Directors approved the Group results for the first quarter of 2019 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“I am very pleased of the excellent industrial and financial performance delivered by Eni in IQ 2019. Particularly, in light of a substantially unchanged market scenario, the E&P business has improved its operating profit by 25% compared to the first quarter of 2018, confirming our expectations of the business growing cash generation for the full year. The results of the G&P segment also improved; the 16% increase in operating profit to €372 million puts us on the path to achieving our €500 million profit target for the full year. The performance of the Downstream R&M and Chemicals business offset the effect of weaker margins and we expect to see a broad recovery over the next nine months, particularly in oil Refining and Marketing. Overall, first quarter operations generated a cash flow of €3.42 billion, up 8% and €1.5 billion greater than the investments for the period of around €1.9 billion, which is in line with the expectations of €8 billion for the whole year. The Group confirms that it can leverage on the quality and robustness of its asset portfolio, capable of covering costs, investments and dividends at a Brent price of US$ 55, in addition to generating a cash surplus in the event of higher prices, as in current trading conditions.”

1 Results of operations, cash flow and statement of financial position for the three-month period ended and as at March 31, 2019 included the effects of the new accounting standard IFRS 16 –Leases. Since as permitted by the standard the comparative periods have not been restated, to enable the users of this report to make a homogeneous comparison, the effect of IFRS 16 on the results of the first quarter 2019 have been disclosed with reference to the single items of the profit and loss, cash flow and statement of the financial position and as whole in the tables presented on page 15.

Highlights

Exploration & Production

•	Hydrocarbon production of the first quarter 2019: 1.83 million boe/d; down by 1.3% net of price and portfolio effects;
-	q-o-q change is affected by the termination of the Intisar production contract in Libya from the third quarter of 2018 and mature fields decline. These negative effects were almost completely offset by strong organic production increases due to the ramp-up of the Zohr field and of the projects started in 2018 (overall 200 kboe/d).

•	Exploration:

main successes:

-	new discoveries totaled 174 mmboe:

a major oil discovery was made in the Agogo exploration permit located in Block 15/06 (Eni operator 36.8%) deep offshore Angola, with up to 650 million barrels of oil in place. Agogo is the third discovery made since the resumption of exploration activities in 2018 in Block 15/06, following Kalimba and Afoxé;

Vår Energi made an oil and gas discovery in the PL 869 licence in the Norwegian North Sea;

a gas discovery was made in the exploration permit Nour in the Egyptian Mediterranean Sea, operated by Eni (40%).

rebuilding Eni’s mineral interests portfolio:

-	acquired 13 licences by Vår Energi in the Norwegian APA Round;

-	acquired certain interests in two exploration blocks onshore Egypt: “South East Siwa” (Eni 100%) covering 3,013 km2, close to the “SW Melehia” concession and “West Sherbean” (Eni operator 50%) covering 1,535 km2, located in the Nile Delta close to the Nooros field;

-	signed an Exploration and Production Sharing Agreement for Block A, covering 2,412 km2 offshore Ras Al Khaimah (UAE). Eni will retain operatorship with a 90% participating interest.

•	Signed agreements to divest to Qatar Petroleum:
-	a 30% interest in the Tarfaya exploration license, offshore Morocco, which includes 12 exploration blocks. At the closing date, Eni will retain a 45% interest and the operatorship;

-	a 25.5% interest in Block A5-A, offshore Mozambique. At the closing date, Eni will retain the operatorship with a 34% interest.

•	Net capex[2]: €1.6 billion, mainly relating to new fields development and ramp-ups of fields started up in 2018. Progress at initiatives designed to increase 2019 production capacity are in line with plans.

•	Adjusted operating profit of Exploration & Production: €2.31 billion, up by 11% q-o-q, a 25% increase when excluding the prior year contribution from the former subsidiary Eni Norge which was merged with Point Resources to establish Vår Energi, in operation since 1/1/2019.

Gas & Power

•	LNG sales: unchanged at 2.7 billion cubic meters.
•	Retail business: increasing the customer base by 6% q-o-q due to growth in the power business and the acquisition of assets in Greece. Natural gas volumes declined by 4.5% due to mild winter weather.

2 See note (e) at page 1.

•	Adjusted operating profit G&P: €0.37 billion, up by 16% q-o-q supported by growth in both the midstream and retail businesses.

Refining & Marketing and Chemicals

•	Gela green refinery: started up some production units; expected further start-ups in May and full operations in the fourth quarter of 2019.

•	EST plant at the Sannazzaro refinery: accomplished the early start-up in March 2019, full start-up expected by the third quarter.

•	ADNOC refinery: activities are ongoing to finalize the acquisition of the 20% interest in the third quarter of 2019.

•	Adjusted operating profit R&M: substantially at breakeven thanks to the contribution of marketing activities, offsetting a weak refining scenario and the advanced maintenance standstills at refineries to counteract the scenario.

•	Adjusted result of the Chemicals business: a €46 million loss, negatively affected by the unplanned shutdown at the Priolo hub, which is now in the process of restarting. Excluding this effect, results are substantially at breakeven, notwithstanding weak margins in all product lines (polymers, elastomers and styrenics).

Decarbonization and circular economy

•	Started the construction of two new solar photovoltaic projects, near the gas field of Bhit in Pakistan and in the oil concession of Adam in Tunisia, respectively.

•	Finalized the acquisition of a construction-ready solar photovoltaic project near Katherine, in the Northern Territory of Australia, with a targeted installed capacity of 33.7 MW.

•	Constructed the Inertial Sea Wave Energy Converter at the Ravenna offshore platform, an innovative technology that will convert wave-generated energy into electricity.

•	Signed an agreement between Syndial and Veritas to build a plant at Porto Marghera to transform the organic fraction of solid municipal waste (OFSMW) into bio-oil and bio-methane.

•	Signed a collaboration agreement with RenOils, the Italian national vegetable and animal oils and fats Consortium, aimed at recovering used vegetable oils to produce biofuels at Eni’s biorefineries.

Group results

•	Adjusted operating profit: €2.35 billion for the quarter, in line q-o-q. Excluding on a-like-for-like comparison the effect of the loss of control over Eni Norge on the 2018 results, adjusted operating profit increased by 10% or 7% excluding IFRS 16 accounting effects. Furthermore, 2019 results are negatively affected by the elimination of unrealized profit in stock amounting to €134 million (it was a positive €58 million in the IQ 2018).

•	Adjusted net profit: €0.99 billion for the quarter, in line q-o-q (up by 4% excluding IFRS 16 accounting effects).

•	Net profit: €1.09 billion.

•	Cash flow provided by operating activities: €2.1 billion, which was negatively affected by an extraordinary payment for the settlement of an arbitration (€330 million). Excluding this payment and the positive IFRS 16 impact from the 2019 cash flow, the performance was in line with IQ 2018.

•	Cash flow provided by operating activities before working capital changes at replacement cost: €3.42 billion for the quarter; €3.18 billion excluding IFRS 16 accounting effects, in line with the IQ 2018.

•	Capital expenditure and investment, net: €1.85 billion net of the purchase of reserves in Alaska and Algeria (IFRS 16 effects were immaterial).

•	Net borrowings: €14.5 billion, of which around €2 billion pertaining to the share of lease liabilities attributable to joint operators in Eni-led upstream Joint Operations. Net borrowings would be €8.68 billion when excluding the overall effect of IFRS 16.

•	Leverage: 0.27, or 0.24 excluding the above mentioned share of lease liabilities attributable to joint operators. Leverage would be 0.16 billion when excluding the effect of IFRS 16, unchanged compared to December 31, 2018.

Outlook 2019

Exploration & Production

Hydrocarbons production: the growth rate for 2019 is confirmed at 2.5% y-o-y, under a Brent price forecast of 62 $/bbl and net of portfolio transactions. Growth will be fuelled by continuing production ramp-up at fields started in 2018, increases at the Zohr and Kashagan fields, as well as the planned 2019 start-ups including the Area 1 oil project offshore Mexico, the Baltim SW in Egypt, the North Berkine in Algeria and Trestakk project in Norway. A yearly contribution from start-ups and ramp-ups is expected to reach approximately 250 kboe/d. Production growth vs. 2018 will accelerate from the third quarter of 2019, after the maintenance activities concentrated in the second quarter of 2019 (Kashagan and Goliat fields).

Exploration resources: confirmed the target of 600 million boe of equity additions for the year.

Gas & Power

Operating profit: expected at €500 million as guided.

LNG contracted volumes expected in line vs. 2018.

Portfolio of retail customers projected to increase due to the development of the power business.

Refining & Marketing and Chemicals

Refinery breakeven margin expected at approximately 3.5 $/bbl at the end of 2019 leveraging on the full operability of the industrial system and widening differentials between light Brent crude benchmark and high-sulphur content crudes.

Refinery throughputs on own account: seen at stable levels.

Green throughputs: expected a large increase due to the start-up of the Gela green refinery.

Retail sales of refined products seen stable.

Petrochemical production volumes and sales: expected to decline y-o-y due to the shutdown of the Priolo hub.

Group

Capex: confirmed the guidance of €8 billion for FY 2019 at the budget exchange rate of 1€=1.15 USD.

Cash flow from operations before working capital is expected at €12.8 billion at the Brent price of 62 $/bbl, PSV gas price of 266 €/kmc and the EUR/USD exchange rate of 1.15, before IFRS 16 effects.

Cash neutrality: organic capex and the dividend are expected to be fully funded by operating cash flows at the Brent scenario of 55 $/bbl before IFRS 16 effects, which would improve the target to 52 $/bbl.

Business segments operating results

Exploration & Production

Production and prices

IVQ			IQ
2018			2019	2018	% Ch.
	Production
897	Liquids	kbbl/d	887	885	0
5,321	Natural gas	mmcf/d	5,157	5,358	(4)
1,872	Hydrocarbons	kboe/d	1,832	1,867	(2)
	Average realizations
61.22	Liquids	$/bbl	58.08	61.17	(5)
6.11	Natural gas	$/kcf	5.61	4.50	25
48.05	Hydrocarbons	$/boe	44.82	42.34	6

•	In the first quarter of 2019, oil and natural gas production averaged 1,832 kboe/d, down by 1.9% from the first quarter 2018; down by 1.3% net of price and portfolio effects. Production was also affected by approximately 5.5 percentage points due to the termination of the Intisar production contract in Libya from the third quarter of 2018. Excluding that event, production performance was robust, leveraging on the ramp-up of the Zohr field and of projects started in 2018, mainly in Libya and Ghana, and on the start-up of the Vandumbu field in Angola (with an overall contribution of 200 kboe/d), as well as on growth at the Kashagan project. These positives were partly offset by planned shutdowns in Algeria, as well as declines from mature fields.

Results

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
2,426	Operating profit (loss)	2,289	1,966	16
502	Exclusion of special items	19	119
2,928	Adjusted operating profit (loss)	2,308	2,085	11
63	Net finance (expense) income	(124)	(56)
88	Net income (expense) from investments	62	35
(1,521)	Income taxes	(1,175)	(1,140)
49.4	tax rate (%)	52.3	55.2
1,558	Adjusted net profit (loss)	1,071	924	16
	Results also include:
119	Exploration expenses:	117	75	56
101	- prospecting, geological and geophysical expenses	82	64
18	- write-off of unsuccessful wells	35	11
2,265	Capital expenditure	1,986	2,368	(16)

•	In the first quarter of 2019, the Exploration & Production segment reported an adjusted operating profit of €2,308 million, up by 11% q-o-q, or 25% when excluding the prior year contribution from the former subsidiary Eni Norge which was merged with Point Resources to establish Vår Energi, in operation since 1/1/2019. The 25% change, approximately €0.45 billion, was mainly due to the continuing addition of barrels with higher-than-average profitability (€0.22 billion) and lower costs (€0.15 billion), as well as the IFRS 16 impact, as disclosed on page 15. The impact of the trading environment was marginal and characterized by lower Brent prices offset by the appreciation of USD/EUR exchange rate.

•	Adjusted net profit (€1,071 million) increased by 16%, benefiting from an improved operating performance, higher results from equity accounted entities due to the contribution of Vår Energi’s results, as well as a 3 percentage point decrease in the adjusted tax rate, reflecting the deconsolidation of the Norwegian assets which were characterized by a higher taxation compared to the average of the oil&gas sector.

For the disclosure on business segment special charges, see page 9.

Gas & Power

Sales

IVQ			IQ
2018			2019	2018	% Ch.
274	PSV	€/kcm	222	239	(7)
261	TTF		195	227	(14)
18.72	Natural gas sales	bcm	21.33	22.44	(5)
8.85	Italy		10.77	11.19	(4)
7.9	Rest of Europe		8.00	9.28	(14)
1.04	of which: Importers in Italy		1.02	0.89	15
6.86	European markets		6.98	8.39	(17)
1.97	Rest of World		2.56	1.97	30
18.72	Worldwide gas sales		21.33	22.44	(5)
2.40	of which: LNG sales		2.70	2.70	0
9.90	Power sales	TWh	10.14	9.22	10

•	In the first quarter of 2019, natural gas sales were 21.33 bcm, down by 5% from the first quarter of 2018. Sales in Italy were down by 4% to 10.77 bcm, due to unfavorable weather conditions that mainly affected retail sales and lower sales to hub and wholesalers, partly offset by higher sales to industrial and thermoelectric segments. Sales in European markets (6.98 bcm) decreased by 17% as result of portfolio rationalization.

•	Power sales were 10.14 TWh in the first quarter of 2019, up by 10% q-o-q due to higher volumes marketed to the Italian power exchange and to the free market.

Results

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
53	Operating profit (loss)	358	398	(10)
(11)	Exclusion of special items	14	(76)
42	Adjusted operating profit (loss)	372	322	16
(48)	- Gas & LNG Marketing and Power	226	181	25
90	- Eni gas e luce	146	141	4
1	Net finance (expense) income	(9)	3
7	Net income (expense) from investments	7	11
(42)	Income taxes	(105)	(121)
..	tax rate (%)	28.4	36.0
8	Adjusted net profit (loss)	265	215	23
74	Capital expenditure	42	42

•	In the first quarter of 2019, the Gas & Power segment reported an adjusted operating profit of €372 million, up by 16% q-o-q mainly due to the positive contribution of the GLP business (up by €45 million). The result benefitted from management’s ability to harness the flexibilities associated with the Company’s integrated portfolio on the back of a remakable volatile market environment. These positives were partly offset by the reduced margins on LNG sales due to the global market oversupply, particularly in the Far East. Adjusted operating profit of the retail business reported an increase of €5 million driven by growth in the power business in Italy and France, as well as the strengthening of the portfolio in Greece.

•	Adjusted net profit amounted to €265 million, up by 23% q-o-q.

For the disclosure on business segment special charges, see page 9.

Refining & Marketing and Chemicals

Production and sales

IVQ			IQ
2018			2019	2018	% Ch.
3.4	Standard Eni Refining Margin (SERM)	$/bbl	3.4	3.0	14
5.10	Throughputs in Italy	mmtonnes	4.94	5.51	(10)
0.45	Throughputs in the rest of Europe		0.41	0.68	(40)
5.55	Total throughputs		5.35	6.19	(14)
89	Average refineries utilization rate	%	86	97
90	Green throughputs	ktonnes	80	58	38
	Marketing
2.09	Retail sales in Europe	mmtonnes	1.95	1.99	(2)
1.48	Retail sales in Italy		1.38	1.40	(1)
0.61	Retail sales in the rest of Europe		0.57	0.59	(3)
24.0	Retail market share in Italy	%	24.1	24.2
2.60	Wholesale sales in Europe	mmtonnes	2.26	2.37	(5)
1.99	Wholesale sales in Italy		1.69	1.68	1
0.61	Wholesale sales in the rest of Europe		0.57	0.69	(17)
	Chemicals
1.20	Sales of petrochemical products	mmtonnes	1.04	1.23	(16)
76	Average plant utilization rate	%	65	80

•	In the first quarter of 2019, Eni’s Standard Refining Margin – SERM – was 3.4 $/barrel, up by 14% from the first quarter of 2018 (3 $/barrel), due to higher relative prices of products compared to the cost of the petroleum feedstock. Continuing appreciation trend of high-sulphur content crudes compared to the Brent marker.

•	Eni refining throughputs on own account were 5.35 mmtonnes, down by 14% q-o-q, due to lower volumes processed at the Sannazzaro refinery as a result of the shutdowns of the cracking plants and lower utilization rates to mitigate the negative impact of the scenario, as well as to the standstills at the PCK refinery in Germany and the unavailability of the Vohburg plant (Bayernoil) following the event occurred in September 2018.

•	Green throughputs processed at the Venice green refinery increased by 38% q-o-q due a favourable trading environment.

•	Retail sales in Italy of 1.38 mmtonnes were substantially in line (down by 1%) compared to the first quarter of 2018, in the context of decreasing consumptions. Reduction of marketed volumes were reported in all segments, mainly in the highway stations. Eni’s retail market share was 24.1%, almost unchanged q-o-q.

•	Wholesale sales in Italy were 1.69 mmtonnes, up by 1% q-o-q mainly due to higher sales of gasoil and fuel oil, as well as bitumen, thanks to effective commercial initiatives, offset by lower volumes of bunker and jet fuel.

•	Retail and wholesale sales in the rest of Europe decreased by 11% q-o-q due to lower volumes marketed in Germany due to the unavailability of the Bayernoil plant and in France, partly balanced by higher volumes sold in Spain and Switzerland.

•	Sales of petrochemical products of 1.04 mmtonnes decreased by 16% q-o-q mainly due to lower sales of intermediates, partly offset by higher sales in styrenic and polyethylene businesses.

Results

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
(946)	Operating profit (loss)	278	138	..
747	Exclusion of inventory holding (gains) losses	(402)	(99)
342	Exclusion of special items	69	38
143	Adjusted operating profit (loss)	(55)	77	..
171	- Refining & Marketing	(9)	18	..
(28)	- Chemicals	(46)	59	..
2	Net finance (expense) income	4	12
(6)	Net income (expense) from investments	21	23
(44)	Income taxes	(11)	(45)
31.7	tax rate (%)	..	40.2
95	Adjusted net profit (loss)	(41)	67	..
372	Capital expenditure	188	125	50

•	In the first quarter of 2019, the Refining & Marketing business reported an adjusted operating loss of €9 million (€18 million of adjusted operating profit in the first quarter of 2018) mainly due to the deteriorated trading environment for complex throughputs which was caused by narrowing differentials between high-sulphur content crudes and the light Brent crude benchmark, reflecting a shortfall in the supplies of the former. Management responded to this negative trend by reducing throughputs, making changes to refinery set-up, advancing planned maintenance at cracking units and implementing other optimizations. They also adapted products to evolving market opportunities and varied the feedstock mix. The quarterly result was helped by improving margins at simple throughputs as demonstrated by a 14% increase in the benchmark SERM margin, the appreciation of the USD over the EUR and higher margins and volumes at the green refinery plant. Marketing results were slightly down q-o-q due to lower distribution margins, particularly in Italy.

•	The Chemicals business reported an adjusted operating loss of €46 million, due to the unplanned shutdown at the Priolo hub, now in the restarting phase. Excluding this impact, the result was substantially at breakeven, notwithstanding weak margins at petrochemicals commodity with the polyethylene down by 61%, the cracker margin down by 4% and other product lines down in a range of 10-20% due to continuing oversupplies and competitive pressure from cheaper products streams.

•	Adjusted net loss amounting to €41 million in the first quarter of 2019 decreased by €108 million q-o-q due to lower operating performance.

For the disclosure on business segment special charges, see page 9.

Group results

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
20,056	Net sales from operations	18,540	17,932	3
1,496	Operating profit (loss)	2,518	2,399	5
603	Exclusion of inventory holding (gains) losses	(272)	(95)
893	Exclusion of special items (a)	108	76
2,992	Adjusted operating profit (loss)	2,354	2,380	(1)
	Breakdown by segment:
2,928	Exploration & Production	2,308	2,085	11
42	Gas & Power	372	322	16
143	Refining & Marketing and Chemicals	(55)	77	..
(173)	Corporate and other activities	(137)	(162)	15
52	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	(134)	58

399	Net profit (loss) attributable to Eni's shareholders	1,092	946	15
428	Exclusion of inventory holding (gains) losses	(192)	(67)
623	Exclusion of special items (a)	92	99
1,450	Adjusted net profit (loss) attributable to Eni's shareholders	992	978	1

(a) For further information see table "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the first quarter of 2019, the Group’s adjusted operating profit of €2,354 million was substantially unchanged compared to the first quarter of 2018, in spite of the loss of control over Eni Norge following the Vår Energi deal. The E&P segment reported an 11% increase in operating profit (up by 25% when excluding the effect of the Vår Energi deal) underpinned by a strong underlying improvement and driven by a growing contribution of highly-profitable barrels. The G&P segment reported an adjusted operating profit of €372 million, up by 16% q-o-q also due to the monetization of the flexibilities associated with the Company’s integrated portfolio. The R&M and Chemicals performance decline was negatively affected by a largely unfavorable trading environment, mainly in refinery high-conversion cycles and in all chemical commodities’ margins, partly offset by optimization and efficiency initiatives. Furthermore, 2019 results were negatively affected by the elimination of unrealized profit in stock amounting to €134 million (it was a €58 million positive change in the IQ 2018).

Overall, the Group Ebit was negatively affected by a deteriorated scenario, the elimination of unrealized profit in stock and the effect of the Vår Energi deal, reducing Ebit by approximately €390 million, which was almost completely offset by an improved underlying performance of €310 million and the positive impact of IFRS 16 (€60 million).

•	Adjusted net profit (€992 million) was unchanged q-o-q reflecting a lowered group tax rate (down by 2 percentage points) mainly due to the loss of control over the Norwegian activities in the Exploration & Production segment.

Special items

The breakdown by segment of special items of operating profit (net charges of €108 million) is the following:

•	E&P: net charges of €19 million relating to the impairment of certain assets to align the book value to fair value (€12 million), an allowance for doubtful accounts to recover credits for previous years’ investments (€14 million) partly offset by a gain in connection with cost reimbursement following the divestment of an interest in the Nour field (€8 million).

•	G&P: net charges of €14 million including: (i) the effect of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (gains of €121 million); (ii) the positive balance of €33 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables; and more than offset by (iii) a charge given by the difference between the change in gas inventories accounted under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€103 million).

•	R&M and Chemicals: net charges of €69 million including impairment losses (€17 million) regarding the write-down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any profitability prospects, environmental provisions (€40 million), as well as provision for redundancy incentives (€2 million).

Reported results

Eni’s net profit attributable to Eni’s shareholders for the first quarter 2019 was €1,092 million compared to €946 million in the same period in 2018, up by 15%. Reported operating profit was €2,518 million, up by 5%, underpinned by a strong performance from the E&P segment, when excluding the Vår Energi deal, driven by a growing contribution of highly-profitable barrels. Furthermore, the results were supported by the revaluation of inventories of crudes and products driven by a recovery in crude oil prices from the lows seen at the end of 2018. Those increases were partly offset by lower margins at complex refineries due to narrowing price differentials between high-sulphur content crudes and the Brent benchmark, due to a shortfall in supplies of the former on the back of OPEC production cuts and supply disruptions elsewhere in Venezuela and Iran, while petrochemicals margins remained at depressed levels.

Gains from equity-accounted entities benefitted from the recognition of the E&P JV Vår Energi’s result (€33 million), an industrial investment, which is strongly aligned to the Company’s strategy of organically growing its hydrocarbons production. Finally, the improved net profit for the quarter was supported by a reduced tax rate, down by 3.7 percentage points, due to the loss of control of Eni Norge at the end of 2018, effective at January 1, 2019, as result of the business merger to establish Vår Energi.

The adoption of IFRS 16 determined a €57 million improvement in the reported operating profit due to fees for the rental of assets no longer being recognized an expense, partly offset by the recognition of the amortization of the right-of-use assets, equal to the present value of the lease liabilities. Instead, net profit decreased by €25 million as the improved operating profit was more than offset by interest charges accrued on the lease liabilities.

Net borrowings and cash flow from operations

IVQ		IQ
2018	(€ million)	2019	2018	Change
402	Net profit (loss)	1,095	948	147
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,083	- depreciation, depletion and amortization and other non monetary items	1,954	1,990	(36)
(37)	- net gains on disposal of assets	(5)	(1)	(4)
1,539	- dividends, interests and taxes	1,482	1,368	114
1,748	Changes in working capital related to operations	(1,590)	(1,074)	(516)
115	Dividends received by equity investments	530	5	525
(1,472)	Taxes paid	(1,153)	(884)	(269)
(53)	Interests (paid) received	(216)	(165)	(51)
4,325	Net cash provided by operating activities	2,097	2,187	(90)
(2,787)	Capital expenditure	(2,239)	(2,541)	302
(87)	Investments	(30)	(37)	7
(114)	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	6	67	(61)
203	Other cash flow related to capital expenditure, investments and disposals	68	(140)	208
1,540	Free cash flow	(98)	(464)	366
(46)	Borrowings (repayment) of debt related to financing activities	(65)	(265)	200
(977)	Changes in short and long-term financial debt	(210)	(889)	679
	Repayment of lease liabilities	(230)		(230)
(4)	Dividends paid and changes in non-controlling interests and reserves		(1)	1
1	Effect of changes in consolidation, exchange differences and cash and cash equivalent	8	(19)	27
514	NET CASH FLOW	(595)	(1,638)	1,043

IVQ		IQ
2018	(€ million)	2019	2018	Change
1,540	Free cash flow	(98)	(464)	366
	Repayment of lease liabilities	(230)		(230)
(16)	Net borrowings of acquired companies		(2)	2
(494)	Net borrowings of divested companies
(310)	Exchange differences on net borrowings and other changes	(61)	105	(166)
(4)	Dividends paid and changes in non-controlling interest and reserves		(1)	1
716	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	(389)	(362)	(27)
	IFRS 16 first application effect	(5,746)		(5,746)
	Repayment of lease liabilities	230		230
	New leases subscription of the period and other changes	(302)		(302)
	Change in lease liabilities	(5,818)		(5,818)
716	CHANGE IN NET BORROWINGS	(6,207)	(362)	(5,845)

Net cash provided by operating activities for the first quarter 2019 was €2.10 billion.

The working capital absorbed funds because of seasonal trends in the G&P segment sales volumes and cash receipts. Furthermore, the outcome of an arbitration accrued in the financial statements 2018 required a cash settlement (€330 million).

Net cash provided by operating activities included a dividend amounting to approximately $600 million paid by the JV Vår Energi.

Adjusted net cash flow from operating activities before changes in working capital at replacement cost was €3.42 billion, up by 8% q-o-q.

Following the adoption of IFRS 16, net cash provided by operating activities improved by €189 million as a result of the reimbursement of the principal of lease fees pertaining to assets hired in connection to operating activities that are no longer part of the operating cash outflows, but are now part of the cash flow from financing activities.

Cash outflows for expenditures and investments were €2.27 billion, including the acquisition of reserves in Alaska and Algeria (€366 million) and other non organic items for €56 million.

Following the adoption of IFRS 16, these cash outflows improved by €41 million because the reimbursement of the principal of lease fees, which are incurred in relation to the hire of equipment used in connection with a capital project, is no longer recognized among cash outflows of investing activities, but is instead now part of the cash flow from financing activities.

Overall, the free cash flow for the period benefitted from a favorable €230 million effect due to the adoption of IFRS 16.

The following table provides a reconciliation between the cash flow prepared in accordance to IFRS 16 and a cash flow adjusted measure that excludes the impact of IFRS 16.

(€ million)

First Quarter 2019	After IFRS 16 adoption	IFRS 16 impact	Before IFRS 16 adoption
Net cash before changes in working capital at replacement cost (a)	3,415	(234)	3,181
Changes in working capital at replacement cost (a)	(1,318)	45	(1,273)
Net cash provided by operating activities	2,097	(189)	1,908
Capital expenditure	(2,239)	(41)	(2,280)
Free cash flow	(98)	(230)	(328)
Cash flow from financing activity	(440)	230	(210)
Net cash flow	(595)		(595)

(a) Excluding from changes in working capital as reported in the cash flow statement (-€1,590 million) the increase in stock profit due to price effect amounting to €272 million (-€1,590 million + €272 million = €1,318 million). Consistently, net cash before changes in working capital at replacement cost excludes the stock profit.

Summarized Group Balance Sheet

(€ million)	March 31, 2019	Impact of IFRS 16 adoption as of January 1, 2019	Dec. 31, 2018	Change

Fixed assets
Property, plant and equipment	61,795		60,302	1,493
Inventories - Compulsory stock	1,465		1,217	248
Right of use	5,604	5,629		5,604
Intangible assets	3,180		3,170	10
Equity-accounted investments and other investments	7,173		7,963	(790)
Receivables and securities held for operating purposes	1,367		1,314	53
Net payables related to capital expenditure	(2,531)		(2,399)	(132)
	78,053	5,629	71,567	6,486
Net working capital
Inventories	4,630		4,651	(21)
Trade receivables	11,797		9,520	2,277
Trade payables	(12,060)	128	(11,645)	(415)
Tax payables and provisions for, net deferred tax liabilities	(2,262)		(1,104)	(1,158)
Provisions	(11,922)		(11,886)	(36)
Other current assets and liabilities	(11)	(11)	(860)	849
	(9,828)	117	(11,324)	1,496
Provisions for employee post-retirements benefits	(1,178)		(1,117)	(61)
Assets held for sale including related liabilities	225		236	(11)
CAPITAL EMPLOYED, NET	67,272	5,746	59,362	7,910

Eni's shareholders equity	52,716		51,016	1,700
Non-controlling interest	60		57	3
Shareholders' equity	52,776		51,073	1,703
Net borrowings before lease liabilities ex IFRS 16	8,678		8,289	389
Lease liabilities	5,818	5,746		5,818
- of which Eni working interest	3,811	3,717		3,811
- of which Joint operators' working interest	2,007	2,029		2,007
Net borrowings	14,496	5,746	8,289	6,207
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	67,272	5,746	59,362	7,910
Leverage before lease liability ex IFRS 16	0.16		0.16
Leverage after lease liability ex IFRS 16	0.27		0.16	0.11
Gearing	0.22		0.14	0.08

•	As of March 31, 2019, fixed assets increased by €6,486 million to €78,053 million due mainly to the initial recognition of the right-of-use asset for €5,629 million following the adoption of IFRS 16. Furthermore, the increase in the line item property, plant and equipment (up by €1,493 million) reflected capex for the period (€2,239 million) partly offset by amortization, depletion, impairments and write-off (€1,938 million).

•	Net working capital (-€9,828 million) increased by €1,496 million due to higher trade receivables (€2,277 million) mainly in the G&P segment reflecting seasonality.

•	Shareholders’ equity (€52,776 million) increased by €1,703 million. This was due to the net profit for the period and positive foreign currency translation differences (€903 million), partly offset by the negative change in the fair value of the cash flow hedge reserve (€411 million).

•	Net borrowings[3] as at March 31, 2019 was 14,496 million and increased by €6,207 million from 2018. This increase was driven by the initial recognition of the lease liabilities upon the adoption of IFRS 16, which amounted to €5,746 million and included the reclassification of €128 million for certain trade payables due in connection with the hiring of assets, which were outstanding as at January 1, 2019.

3 Details on net borrowings are furnished on page 23.

The effect of the adoption of IFRS 16 on the Group net borrowings totaled €2,007 million driven by lease liabilities pertaining to joint operators in Eni-led upstream unincorporated joint ventures, which will be recovered through a partner-billing process (see the paragraph Transition to IFRS 16 on page 15).

Excluding the overall impact of the adoption of IFRS 16, net borrowings is re-determined in €8,678 million, increasing by €389 million compared to December 31, 2018.

•	Leverage[4]– the ratio of the borrowings to total equity - was 0.27 at March 31, 2019, due to the step up in net borrowings driven by the adoption of IFRS 16. The impact of the lease liability pertaining to joint operators in Eni-led upstream unincorporated joint ventures weighted on leverage for approximately 3 points. Excluding altogether the impact of IFRS 16, leverage would come at 0.16.

4 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 17 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results of the first quarter of 2019 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first quarter of 2019 and of 2018 as well as the fourth quarter of 2018. Information on the Company’s financial position relates to end of the periods as of March 31, 2019 and December 31, 2018.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. Except for the adoption of IFRS 16 described below, these criteria are unchanged from the 2018 Annual Report on Form 20-F filed with the US SEC on April 5, 2019, which investors are urged to read, excepted for the adoption of IFRS 16.

Transition to IFRS 16

Effective January 1 2019, Eni has adopted the new accounting standard “IFRS 16 – Leases”, which has replaced IAS 17. IFRS 16 defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. The new IFRS eliminates the classification of leases as either operating leases or finance leases for the preparation of lessees’ financial statements.

On initial application, Eni elected to adopt the modified retrospective approach, by recognizing the cumulative effect of initially applying the new standard as an adjustment to the opening balance at January 1, 2019, without restating the comparative information. Furthermore, management opted to not reassess each contract existing at January 1, 2019, by applying IFRS 16 to all contracts previously identified as leases (under IAS 17 and IFRIC 4), while not applying IFRS 16 to the contracts that were not previously identified as leases.

The accounting of the new standard applies to all leases that have a lease term of more than 12 months and requires:

- in the balance sheet, to recognize a right-of-use asset, that represents a lessee’s right to use an underlying asset (RoU asset), and a lease liability, that represents the lessee’s obligation to make the contractual lease payments;

- in the profit and loss account, to recognize, within operating costs, the depreciation charges of the right-of-use asset and, within finance expense, the interest expense on the lease liability, if not capitalized, rather than recognizing the operating lease payments within operating costs under IAS 17, effective until year 2018. The depreciation charges of the right-of-use asset and the interest expense on the lease liability directly attributable to the construction of an asset are capitalized as part of the cost of such asset and subsequently recognised in the profit and loss account through depreciation, impairments or write-off, mainly in the case of exploration assets. Moreover, the profit and loss account will include: (i) the lease expenses relating to short-term leases or leases of low-value assets, as allowed under the simplified approach provided for by IFRS 16; and (ii) the variable lease payments that are not included in the measurement of the lease liability (e.g., payments based on the use of the underlying asset);

- in the statement of cash flows, to recognize cash payments for the principal portion of the lease liability within the net cash used in financing activities and interest expenses within the net cash provided by operating activities, if they are recognized in the profit and loss account, or within the net cash used in investing activities if they are capitalized as referred to leased assets that are used for the construction of other assets. Consequently, compared with the requirements of IAS 17 related to operating leases, the adoption of IFRS 16 was determined a significant impact in the statement of cash flows, by determining: (a) an improvement of the net cash provided by operating activities, which no longer includes the operating lease payments, not capitalized, but only includes the cash payments for the interest portion of the lease liability that are not capitalised; (b) an improvement of the net cash used in investing activities, which no longer includes capitalized lease payments, but only includes cash payments for the capitalized interest portion of the lease liability; and (c) a worsening in the net cash used in financing activities, which includes cash payments for the principal portion of the lease liability.

Activities in the Exploration & Production segment are often carried out through unincorporated joint operations, managed by one of the partners (the operator), which has the responsibility to carry out the operations and the approved work programmes. When the operator enters into a lease contract as the sole signatory, the operator manages the lease contract, makes lease payments to the lessor and recovers the share of lease expenses pertaining to the joint operators through a partner billing process. On this regard, the indications of the IFRS Interpretations Committee (hereinafter also the IFRIC) issued in September 2018 apply, which were confirmed at its March 2019 meeting. In particular, the IFRIC indicated that, in the case of unincorporated joint operations, the operator recognises the entire lease liability, as, by signing the contract, it has primary responsibility for the liability towards the third-party supplier. Therefore, if, based on the contractual provisions and any other relevant facts and circumstances, Eni has primary responsibility, it recognises in the balance sheet: (i) the entire lease liability and (ii) the entire RoU asset, unless there is a sublease with the joint operators. On the other hand, if the lease contract is signed by all the partners of the venture, Eni recognises its share of the RoU asset and lease liability based on its working interest. If Eni does not have primary responsibility for the lease liability, it does not recognise any RoU asset or lease liability related to the lease contract.

Follows the impact of the IFRS 16 adoption on Eni’s consolidated financial statements:

	First Quarter 2019
	Profit and loss account
(€ million)	before IFRS 16	IFRS 16 effects	GAAP results
Purchases, services and other	(13,668)	252	(13,416)
Depreciation, Depletion and Amortization	(1,672)	(195)	(1,867)
Operating profit	2,461	57	2,518
Finance expense and income taxes	(2,747)	(82)	(2,829)
Net profit	1,120	(25)	1,095

	January 1, 2019
	Balance Sheet
(€ million)	before IFRS 16 opening balance	IFRS 16 effects	GAAP results
Fixed assets	71,567	5,629	77,196
Net working capital	(11,324)	117	(11,207)
Net borrowings	8,289	5,746	14,035
Shareholders' equity	51,073		51,073
Leverage	0.16		0.27

	First Quarter 2019
	Cash Flow
(€ million)	before IFRS 16	IFRS 16 effects	GAAP results
Cash Flow From Operations (FFO)	1,908	189	2,097
Capital expenditure	(2,280)	41	(2,239)
Free Cash Flow (FCF)	(328)	230	(98)
Cash Flow From Financing, net (CFFF)	(210)	(230)	(440)
Net Cash Flow	(595)		(595)

Further details are furnished in the note N.4 “Accounting principles recently enacted” of the Notes to the Consolidated Financial Statements included in the Annual Report on Form 20-F.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the first quarter of 2019 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, not determined in accordance with IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding from reported operating profit and net profit certain gains and losses, defined special items, which include, among others, asset impairments, gains on disposals, risk provisions, restructuring charges and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income (see below). In determining adjusted results, also inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins. Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures. Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Adjusted net cash before changes in working capital

Adjusted net cash is defined as net cash provided from operating activities before changes in working capital at replacement cost and excluding certain non-recurring charges.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
First Quarter 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,289	358	278	(143)	(264)	2,518
Exclusion of inventory holding (gains) losses			(402)		130	(272)
Exclusion of special items:
environmental charges			40			40
impairment losses (impairment reversals), net	12		17	2		31
net gains on disposal of assets	(3)		(2)			(5)
risk provisions
provision for redundancy incentives	1		2	3		6
commodity derivatives		(121)	(4)			(125)
exchange rate differences and derivatives	1	33	4			38
other	8	102	12	1		123
Special items of operating profit (loss)	19	14	69	6		108
Adjusted operating profit (loss)	2,308	372	(55)	(137)	(134)	2,354
Net finance (expense) income (a)	(124)	(9)	4	(143)		(272)
Net income (expense) from investments (a)	62	7	21	9		99
Income taxes (a)	(1,175)	(105)	(11)	68	37	(1,186)
Tax rate (%)	52.3	28.4	..			54.4
Adjusted net profit (loss)	1,071	265	(41)	(203)	(97)	995
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						992
Reported net profit (loss) attributable to Eni's shareholders						1,092
Exclusion of inventory holding (gains) losses						(192)
Exclusion of special items						92
Adjusted net profit (loss) attributable to Eni's shareholders						992

(a) Excluding special items.

(€ million)
First Quarter 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,966	398	138	(157)	54	2,399
Exclusion of inventory holding (gains) losses			(99)		4	(95)
Exclusion of special items:
environmental charges	18		33			51
impairment losses (impairment reversals), net		13	15	1		29
impairment of exploration projects
net gains on disposal of assets			(1)			(1)
risk provisions	65			2		67
provision for redundancy incentives	2	3	1			6
commodity derivatives		(67)				(67)
exchange rate differences and derivatives	1	(19)	2			(16)
other	33	(6)	(12)	(8)		7
Special items of operating profit (loss)	119	(76)	38	(5)		76
Adjusted operating profit (loss)	2,085	322	77	(162)	58	2,380
Net finance (expense) income (a)	(56)	3	12	(163)		(204)
Net income (expense) from investments (a)	35	11	23	3		72
Income taxes (a)	(1,140)	(121)	(45)	56	(18)	(1,268)
Tax rate (%)	55.2	36.0	40.2			56.4
Adjusted net profit (loss)	924	215	67	(266)	40	980
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						978
Reported net profit (loss) attributable to Eni's shareholders						946
Exclusion of inventory holding (gains) losses						(67)
Exclusion of special items						99
Adjusted net profit (loss) attributable to Eni's shareholders						978

(a) Excluding special items.

(€ million)
Fourth Quarter 2018	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,426	53	(946)	(233)	196	1,496
Exclusion of inventory holding (gains) losses			747		(144)	603
Exclusion of special items:
environmental charges		(1)	73	13		85
impairment losses (impairment reversals), net	663	(77)	123	14		723
net gains on disposal of assets	(19)					(19)
risk provisions	9		22	(7)		24
provision for redundancy incentives	18	(1)	2			19
commodity derivatives		83	38			121
exchange rate differences and derivatives	5	35	2			42
other	(174)	(50)	82	40		(102)
Special items of operating profit (loss)	502	(11)	342	60		893
Adjusted operating profit (loss)	2,928	42	143	(173)	52	2,992
Net finance (expense) income (a)	63	1	2	(214)		(148)
Net income (expense) from investments (a)	88	7	(6)			89
Income taxes (a)	(1,521)	(42)	(44)	151	(24)	(1,480)
Tax rate (%)	49.4	84.0	31.7			50.5
Adjusted net profit (loss)	1,558	8	95	(236)	28	1,453
of which:
- Adjusted net profit (loss) of non-controlling interest						3
- Adjusted net profit (loss) attributable to Eni's shareholders						1,450
Reported net profit (loss) attributable to Eni's shareholders						399
Exclusion of inventory holding (gains) losses						428
Exclusion of special items						623
Adjusted net profit (loss) attributable to Eni's shareholders						1,450

(a) Excluding special items.

Breakdown of special items

IVQ		IQ
2018	(€ million)	2019	2018
85	Environmental charges	40	51
723	Impairment losses (impairment reversals), net	31	29
(19)	Net gains on disposal of assets	(5)	(1)
24	Risk provisions		67
19	Provisions for redundancy incentives	6	6
121	Commodity derivatives	(125)	(67)
42	Exchange rate differences and derivatives	38	(16)
(202)	Reinstatement of Eni Norge amortization charges
100	Other	123	7
893	Special items of operating profit (loss)	108	76
(35)	Net finance (income) expense	(36)	20
	of which:
(42)	- exchange rate differences and derivatives reclassified to operating profit (loss)	(38)	16
(442)	Net income (expense) from investments	2	4
	of which:
(898)	- gains on disposal of assets
418	- impairment/revaluation of equity investments
207	Income taxes	18	(1)
	of which:
210	- net impairment of deferred tax assets of Italian subsidiaries
(3)	- taxes on special items of operating profit and other special items	18	(1)
623	Total special items of net profit (loss)	92	99

Analysis of Profit and Loss account items

Net sales from operations

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
6,762	Exploration & Production	5,674	5,473	4
14,760	Gas & Power	14,008	13,742	2
6,548	Refining & Marketing and Chemicals	5,391	5,566	(3)
5,481	- Refining & Marketing	4,441	4,433	0
1,202	- Chemicals	1,037	1,272	(18)
(135)	- Consolidation adjustments	(87)	(139)
459	Corporate and other activities	367	361	2
(8,473)	Consolidation adjustments	(6,900)	(7,210)
20,056		18,540	17,932	3

Operating expenses

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
15,326	Purchases, services and other	13,416	12,832	5
145	Impairment losses (impairment reversals) of trade and other receivables, net	89	114	(22)
752	Payroll and related costs	774	844	(8)
19	of which: provision for redundancy incentives and other	6	6
16,223		14,279	13,790	4

DD&A, impairments, reversals and write-off

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
1,462	Exploration & Production	1,603	1,640	(2)
105	Gas & Power	117	91	29
103	Refining & Marketing and Chemicals	118	97	22
81	- Refining & Marketing	96	76	26
22	- Chemicals	22	21	5
16	Corporate and other activities	37	14	..
(8)	Impact of unrealized intragroup profit elimination	(8)	(7)
1,678	Total depreciation, depletion and amortization	1,867	1,835	2
723	Impairment losses (impairment reversals), net	31	29	7
2,401	Depreciation, depletion, amortization, impairments and reversals	1,898	1,864	2
26	Write-off of tangible and intangible assets	40	6	..
2,427		1,938	1,870	4

Income (expense) from investments

(€ million)
First Quarter 2019	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	60	7	2	7	76
Dividends	2		19		21
	62	7	21	7	97

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	March 31, 2019	Dec. 31, 2018	Change
Total debt	25,789	25,865	(76)
- Short-term debt	6,664	5,783	881
- Long-term debt	19,125	20,082	(957)
Cash and cash equivalents	(10,254)	(10,836)	582
Securities held for trading and other securities held for non-operating purposes	(6,759)	(6,552)	(207)
Financing receivables held for non-operating purposes	(98)	(188)	90
NET BORROWINGS BEFORE LEASE LIABILITIES	8,678	8,289	389
Lease Liabilities	5,818		5,818
- of which Eni working interest	3,811		3,811
- of which Joint operators' working interest	2,007		2,007
Net borrowings	14,496	8,289	6,207
Shareholders' equity including non-controlling interest	52,776	51,073	1,703
Leverage before lease liability ex IFRS 16	0.16	0.16
Leverage after lease liability ex IFRS 16	0.27	0.16	0.11

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings	14,496	2,007	12,489

Shareholders' equity including non-controlling interest	52,776		52,776

Pro-forma leverage	0.27		0.24

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Consolidated financial statements

BALANCE SHEET

(€ million)
	March 31, 2019	Dec. 31, 2018
ASSETS
Current assets
Cash and cash equivalents	10,254	10,836
Other financial activities held for trading	6,675	6,552
Other current financial assets	308	300
Trade and other receivables	17,038	14,101
Inventories	4,630	4,651
Current tax assets	154	191
Other current tax assets	524	561
Other current assets	2,530	2,258
	42,113	39,450
Non-current assets
Property, plant and equipment	61,795	60,302
Inventory - compulsory stock	1,465	1,217
Right of use	5,604
Intangible assets	3,180	3,170
Equity-accounted investments	6,239	7,044
Other investments	934	919
Other financial assets	1,289	1,253
Deferred tax assets	4,048	3,931
Other non-current assets	834	792
	85,388	78,628
Assets held for sale	301	295
TOTAL ASSETS	127,802	118,373
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,388	2,182
Current portion of long-term debt	4,276	3,601
Current portion of long-term lease liabilities	882
Trade and other payables	16,567	16,747
Income taxes payable	544	440
Other taxes payable	2,493	1,432
Other current liabilities	4,827	3,980
	31,977	28,382
Non-current liabilities
Long-term debt	19,125	20,082
Long-term lease liabilities	4,936
Provisions for contingencies	11,922	11,886
Provisions for employee benefits	1,178	1,117
Deferred tax liabilities	4,317	4,272
Other non-current liabilities	1,495	1,502
	42,973	38,859
Liabilities directly associated with assets held for sale	76	59
TOTAL LIABILITIES	75,026	67,300
SHAREHOLDERS' EQUITY
Non-controlling interest	60	57
Eni shareholders' equity:
Share capital	4,005	4,005
Retained earnings	39,020	36,702
Cumulative currency translation differences	7,508	6,605
Other reserves	1,672	1,672
Treasury shares	(581)	(581)
Interim dividend		(1,513)
Net profit (loss)	1,092	4,126
Total Eni shareholders' equity	52,716	51,016
TOTAL SHAREHOLDERS' EQUITY	52,776	51,073
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	127,802	118,373

GROUP PROFIT AND LOSS ACCOUNT

IVQ		IQ
2018	(€ million)	2019	2018
	REVENUES
20,056	Net sales from operations	18,540	17,932
65	Other income and revenues	261	135
20,121	Total revenues	18,801	18,067
	OPERATING EXPENSES
(15,326)	Purchases, services and other	(13,416)	(12,832)
(145)	Impairment reversals (impairment losses) of trade and other receivables, net	(89)	(114)
(752)	Payroll and related costs	(774)	(844)
25	Other operating (expense) income	(66)	(8)
(1,678)	Depreciation, Depletion and Amortization	(1,867)	(1,835)
(723)	Impairment reversals (impairment losses), net	(31)	(29)
(26)	Write-off of tangible and intangible assets	(40)	(6)
1,496	OPERATING PROFIT (LOSS)	2,518	2,399
	FINANCE INCOME (EXPENSE)
926	Finance income	1,266	804
(976)	Finance expense	(1,545)	(1,088)
2	Net finance income (expense) from financial assets held for trading	62	(6)
(65)	Derivative financial instruments	(19)	66
(113)		(236)	(224)
	INCOME (EXPENSE) FROM INVESTMENTS
(471)	Share of profit (loss) of equity-accounted investments	76	45
1,002	Other gain (loss) from investments	21	23
531		97	68
1,914	PROFIT (LOSS) BEFORE INCOME TAXES	2,379	2,243
(1,512)	Income taxes	(1,284)	(1,295)
402	Net profit (loss)	1,095	948
	attributable to:
399	- Eni's shareholders	1,092	946
3	- Non-controlling interest	3	2

	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.11	- basic	0.30	0.26
0.11	- diluted	0.30	0.26

COMPREHENSIVE INCOME (LOSS)

	IQ
(€ million)	2019	2018
Net profit (loss)	1,095	948

Items that may be reclassified to profit in later periods	609	(1,040)
Currency translation differences	903	(1,007)
Change in the fair value of cash flow hedging derivatives	(411)	(60)
Share of other comprehensive income on equity-accounted entities	(2)	11
Taxation	119	16

Total other items of comprehensive income (loss)	609	(1,040)
Total comprehensive income (loss)	1,704	(92)
attributable to:
- Eni's shareholders	1,701	(94)
- Non-controlling interest	3	2

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2018		48,324
Total comprehensive income (loss)	5,713
Dividends paid to Eni's shareholders	(2,953)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	(8)
Total changes		2,749
Shareholders' equity at December 31, 2018		51,073
attributable to:
- Eni's shareholders		51,016
- Non-controlling interest		57

Shareholders' equity at December 31, 2018		51,073
Impact of adoption IAS 28		(4)
Shareholders' equity at January 1, 2019		51,069
Total comprehensive income (loss)	1,704
Other changes	3
Total changes		1,707
Shareholders' equity at March 31, 2019		52,776
attributable to:
- Eni's shareholders		52,716
- Non-controlling interest		60

GROUP CASH FLOW STATEMENT

IVQ		IQ
2018	(€ million)	2019	2018
402	Net profit (loss)	1,095	948
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,678	Depreciation, depletion and amortization	1,867	1,835
723	Impairment losses (impairment reversals), net	31	29
26	Write-off of tangible and intangible assets	40	6
471	Share of (profit) loss of equity-accounted investments	(76)	(45)
(37)	Gains on disposal of assets, net	(5)	(1)
(113)	Dividend income	(21)	(23)
(45)	Interest income	(34)	(43)
185	Interest expense	253	139
1,512	Income taxes	1,284	1,295
(817)	Other changes	45	130
	Changes in working capital:
647	- inventories	(189)	188
1,253	- trade receivables	(2,158)	(1,916)
(63)	- trade payables	424	95
15	- provisions for contingencies	(55)	104
(104)	- other assets and liabilities	388	455
1,748	Cash flow from changes in working capital	(1,590)	(1,074)
2	Net change in the provisions for employee benefits	47	35
115	Dividends received	530	5
35	Interest received	14	21
(88)	Interest paid	(230)	(186)
(1,472)	Income taxes paid, net of tax receivables received	(1,153)	(884)
4,325	Net cash provided by operating activities	2,097	2,187
	Investing activities:
(2,640)	- tangible assets	(2,179)	(2,507)
(147)	- intangible assets	(60)	(34)
(75)	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired		(15)
(12)	- investments	(30)	(22)
(74)	- securities	(91)	(241)
(97)	- financing receivables	(86)	(193)
165	- change in payables in relation to investing activities and capitalized depreciation	87	(8)
(2,880)	Cash flow from investing activities	(2,359)	(3,020)
	Disposals:
54	- tangible assets	6	6
(236)	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		32
68	- investments		29
18	- securities	16	5
138	- financing receivables	77	80
7	- change in receivables in relation to disposals		(48)
49	Cash flow from disposals	99	104
(2,831)	Net cash used in investing activities (*)	(2,260)	(2,916)

GROUP CASH FLOW STATEMENT (continued)

IVQ		IQ
2018	(€ million)	2019	2018
489	Increase in long-term debt	26	511
(878)	Repayments of long-term debt	(381)	(1,568)
	Repayment of lease liabilities	(230)
(588)	Increase (decrease) in short-term financial debt	145	168
(977)		(440)	(889)
(4)	Dividends paid to Eni's shareholders		(1)
(981)	Net cash used in financing activities	(440)	(890)
	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(1)
1	Effect of exchange rate changes on cash and cash equivalents and other changes	9	(19)
514	Net cash flow for the period	(595)	(1,638)
10,341	Cash and cash equivalents - beginning of the period (a)	10,855	7,363
10,855	Cash and cash equivalents - end of the period (a)	10,260	5,725

(a) In the first quarter of 2019, cash and cash equivalents at the begininning and end of the period include €19 million and €6 million, respectively, of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item "Assets held for sale" in the balance sheet.

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IVQ		IQ
2018	(€ million)	2019	2018
(46)	Net cash flow from financing activities	(65)	(265)

SUPPLEMENTAL INFORMATION

IVQ		IQ
2018	(€ million)	2019	2018
	Investment of consolidated subsidiaries and businesses
4	Current assets		2
89	Non-current assets		23
(16)	Cash and cash equivalents (net borrowings)		(1)
(2)	Current and non-current liabilities		(8)
75	Net effect of investments		16
75	Purchase price		16
	less:
	Cash and cash equivalents		(1)
75	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired		15
	Disposal of consolidated subsidiaries and businesses
271	Current assets		39
4,794	Non-current assets		9
767	Cash and cash equivalents (net borrowings)
(3,309)	Current and non-current liabilities		(16)
2,523	Net effect of disposals		32
115	Reclassification of exchange rate differences included in other comprehensive income
(3,498)	Fair value of share capital held after the sale of control
889	Fair value of business combination
8	Gain (loss) on disposal
37	Selling price		32
	less:
(273)	Cash and cash equivalents disposed of
(236)	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested		32

Capital expenditure

IVQ		IQ
2018	(€ million)	2019	2018	% Ch.
2,366	Exploration & Production	2,068	2,432	(15)
136	- acquisition of proved and unproved properties	366	712	(49)
101	- g&g costs	82	64	28
199	- exploration	143	65	..
1,899	- development	1,467	1,586	(8)
31	- other expenditure	10	5	100
74	Gas & Power	42	42
372	Refining & Marketing and Chemicals	188	125	50
317	- Refining & Marketing	171	100	71
55	- Chemicals	17	25	(32)
83	Corporate and other activities	27	11	..
(7)	Impact of unrealized intragroup profit elimination	(4)	(5)
2,888	Capital expenditure	2,321	2,605	(11)
101	Cash out in net cash flow from operating activities	82	64	28
2,787	Cash out in net cash flow from investment activities	2,239	2,541	(12)

In the first quarter of 2019, capital expenditure amounted to €2,239 million (€2,541 million in the first quarter of 2018) and mainly related to:

- development activities (€1,467 million) deployed mainly in Egypt, Ghana, Nigeria, Libya, Mexico, Angola and the United Arab Emirates. The acquisition of proved and unproved reserves of €366 million relates to the acquisition of reserves in Alaska and Algeria;

- refining activity in Italy and outside Italy (€160 million) mainly aimed at reconstruction works of the EST conversion plant at the Sannazzaro refinery, reconversion of Gela refinery into a biorefinery, maintain plants’ integrity as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€11 million);

- initiatives relating to gas marketing (€38 million).

Cash-outs comprised in net cash from operating activities (€82 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IVQ			IQ
2018			2019	2018
1,872	Production of oil and natural gas (a)(b)	(kboe/d)	1,832	1,867
134	Italy		131	144
193	Rest of Europe		169	218
358	North Africa		372	442
327	Egypt		334	259
377	Sub-Saharan Africa		362	348
162	Kazakhstan		148	139
198	Rest of Asia		180	151
99	Americas		107	142
24	Australia and Oceania		29	24
157	Production sold (a)	(mmboe)	152	157

PRODUCTION OF LIQUIDS BY REGION

IVQ			IQ
2018			2019	2018
897	Production of liquids (a)(b)	(kbbl/d)	887	885
57	Italy		56	64
111	Rest of Europe		102	132
160	North Africa		164	151
67	Egypt		71	77
244	Sub-Saharan Africa		252	251
110	Kazakhstan		96	88
95	Rest of Asia		84	52
51	Americas		60	68
2	Australia and Oceania		2	2

PRODUCTION OF NATURAL GAS BY REGION

IVQ			IQ
2018			2019	2018
5,321	Production of natural gas (a)(b)	(mmcf/d)	5,157	5,358
419	Italy		410	436
449	Rest of Europe		366	469
1,080	North Africa		1,137	1,595
1,420	Egypt		1,434	989
725	Sub-Saharan Africa		599	528
287	Kazakhstan		286	277
562	Rest of Asia		522	543
259	Americas		256	401
120	Australia and Oceania		147	120

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of hydrocarbons consumed in operation (118 and 100 kboe/d in the first quarter of 2019 and 2018, respectively, and 151 kboe/d in the fourth quarter of 2018).

Gas & Power

Natural gas sales

IVQ		IQ
2018	(bcm)	2019	2018	% Ch.
8.85	ITALY	10.77	11.19	(4)
1.95	- Wholesalers	2.55	2.68	(5)
2.11	- Italian exchange for gas and spot markets	2.52	2.97	(15)
1.30	- Industries	1.32	1.21	9
0.21	- Small and medium-sized enterprises and services	0.35	0.31	13
0.38	- Power generation	0.40	0.32	25
1.30	- Residential	2.01	2.11	(5)
1.60	- Own consumption	1.62	1.59	2
9.87	INTERNATIONAL SALES	10.56	11.25	(6)
7.90	Rest of Europe	8.00	9.28	(14)
1.04	- Importers in Italy	1.02	0.89	15
6.86	- European markets	6.98	8.39	(17)
1.41	Iberian Peninsula	1.21	1.27	(5)
0.46	Germany/Austria	0.45	0.87	(48)
1.01	Benelux	0.91	1.28	(29)
0.50	UK	0.49	0.78	(37)
1.70	Turkey	1.77	2.00	(12)
1.58	France	1.71	1.96	(13)
0.20	Other	0.44	0.23	91
1.97	Rest of World	2.56	1.97	30
18.72	WORLDWIDE GAS SALES	21.33	22.44	(5)
2.40	of which: LNG sales	2.70	2.70

-31-